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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section MAR 01 2018 Washington DC

SEC FILE NUMBER
8- 53494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Catapult Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 Main Street, Suite 1300
(No. and Street)

San Francisco	**California**	**94105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Lissak **(415) 593-4520**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94526**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, **Ron Lissak**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Catapult Advisors LLC.**, as of **December 31, 2017**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me this 28th **day of** February, 2018, **by** Ron Lissak, **proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

Signature ______ **(Seal)**

IVAN R. RESNIKOFF
Commission # 2113568
Notary Public - California
San Francisco County
My Comm. Expires Jun 27, 2019

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members of
Catapult Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Catapult Advisors LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Catapult Advisors LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Catapult Advisors LLC's auditor since 2002.
Walnut Creek, California

February 28, 2018

Catapult Advisors LLC

Statement of Financial Condition

As of December 31, 2017

Assets		
Cash and cash equivalents	$	1,065,983
Accounts receivable		88,894
Prepaid expenses and other assets		44,545
Furniture and equipment, net of $4,756 accumulated depreciation		-
Total Assets	$	1,199,422

Liabilities and Members' Equity		
Liabilities		
Accounts payable	$	15,279
Accrued compensation		330,765
Accrued interest		7,257
Notes payable		40,000
Deferred revenue		10,000
Total Liabilities		403,301
Subordinated Notes Payable		402,250
Members' Equity		
Class A, 12 units		10,183
Class B, 4,950 units		383,688
Total Members' Equity		393,871
Total Liabilities and Members' Equity	$	1,199,422

The accompanying notes are an integral part of these financial statements.

Catapult Advisors LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2017

Subordinated liabilities at December 31, 2016	$	-
Issuance of subordinated notes		402,250
Subordinated liabilities at December 31, 2017	**$**	**402,250**

The accompanying notes are an integral part of these financial statements.

Catapult Advisors LLC

Notes to the Financial Statements

December 31, 2017

1. Organization

Catapult Advisors LLC (the "Company") was organized as a limited liability company in the State of Delaware on July 16, 2001 and was accepted as a member of Financial Industry Regulatory Authority (FINRA) on November 28, 2001. The Company engages in mergers and acquisition advisory services and capital raising services on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. No allowance was deemed necessary at December 31, 2017.

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

Investment Banking Fees
Investment banking revenues are earned from providing private placement and merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, has elected to be taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800 and a California LLC fee based on gross income. The Company is no longer subject to examinations by major tax jurisdictions for years before 2013.

3. Recently Issued Accounting Pronouncements

ASU 2016-02 ***Leases***
In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for us beginning in the first quarter of fiscal year 2020 and is required to be adopted using a modified retrospective approach. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

ASU 2016-13 ***Financial Instruments - Credit Losses***
In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's net capital was $662,682 which exceeded the requirement by $635,795.

5. Lease Obligation

The Company rents office space in San Francisco, California under an operating lease. In 2017, the Company extended this lease for an additional one-year term which expires on August 31, 2018. Future minimum lease payments under the lease are:

Year	Amount
2018	$ 119,080
Total	$ 119,080

6. Membership Interests

As of March 21, 2017, 306 units of Class B membership were redeemed for $0. In accordance with the LLC Agreement, income or loss is generally allocated to each member based on the number of units owned and the income or loss of the company during the period of the member's ownership.

7. Subordinated Notes Payable

In March 2017, the Company exchanged $411,250 of notes payable for both twelve Class A member units valued at $9,000 and $402,250 of subordinated notes payable. The terms of the subordinated note agreements require four annual payments and two percent interest per annum. Appendex D of SEC Rule 15c3-1 requires prior written approval from FINRA before any repayment of the subordinated loan can be made. During the year ended December 31, 2017, $5,308 of interest was payable at year end. At December 31, 2017, $402,250 was due to the Class A Members for these subordinated loans.

Future minimum principal payments under the notes for the next four years are as follows:

Year	Amount
2018	$ 155,500
2019	82,250
2020	82,250
2021	82,250
Total	$ 402,250

8. Note Payable

On August 23, 2016, the Company entered into a note payable upon the redemption of a member's Class A interests. The terms of the promissory note agreement require five annual payments and two percent interest per annum. As of December 31, 2017, the remaining unpaid balance of the note was $40,000.

Future minimum principal payments under the notes for the next four years are as follows:

Year	Amount
2018	$ 10,000
2019	10,000
2020	10,000
2021	10,000
Total	$ 40,000

9. Risk Concentrations

At December 31, 2017, 98% of accounts receivable was due from one client.

The Company's cash consists of cash held at one financial institution where the balances of accounts may exceed government insurance limits during the year. At December 31, 2017, the Company's cash balance exceeded these limits by $809,001.

10. Subsequent Events

The Company has evaluated subsequent events through February 28, 2018, the date which the financial statements were issued.

Catapult Advisors LLC
(SEC ID No. 8-53494)

Annual Audit Report

December 31, 2017

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

Catapult Advisors LLC

Table of Contents

Facing Page	1
Oath or Affirmation	2
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Notes to the Financial Statements	6 - 8